BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                                       February 13,
1998



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Westinghouse Electric Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange
Act of 1934, the following is one copy of the
Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the
Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P.
Reitemeyer


Enclosures
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                SCHEDULE 13G

  Under the Securities Exchange Act of 1934
            (Amendment No.  5 )*

      Westinghouse Electric Corporation
   _______________________________________
               NAME OF ISSUER:
       Common Stock (Par Value $1.00)
   _______________________________________
        TITLE OF CLASS OF SECURITIES
                  960402105
   _______________________________________
                CUSIP NUMBER

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      (Continued on following page(s))
              Page 1 of 9 Pages
CUSIP No. 960402105                Page 2 of
9 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
  PERSON

     Bankers Trust New York Corporation and
     its wholly-owned subsidiary, Bankers Trust Company.
     13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A
  GROUP *
     (A)  [ ]
     (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation and Bankers Trust
     Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES



  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY












CUSIP No. 960402105                Page 3 of 9 Pages

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING



PERSON         8. SHARED DISPOSITIVE POWER

  WITH




9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
  REPORTING PERSON





10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
   EXCLUDES CERTAIN SHARES *

          [ ]






11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK;



CUSIP No. 960402105                Page 4 of 9 Pages







Item 1(a) NAME OF ISSUER:

          Westinghouse Electric Corporation

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL
          EXECUTIVE OFFICES:

          Westinghouse Building
          Gateway Center
          Pittsburgh, PA  15222

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company.




Item 2(b) ADDRESS OF PRINCIPAL BUSINESS
          OFFICE:

          130 Liberty Street
          New York, New York  10006

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation
          and Bankers Trust Company are
          corporations incorporated in
          the State of New York with their
          principal business offices located
          in New York.

CUSIP No. 960402105      Page 5 of 9 Pages







Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value $1.00) of
          Westinghouse Electric Corporation,
          a Pennsylvania corporation.

Item 2(e) CUSIP NUMBER: 960402105

Item 3    THE PERSON FILING IS A:



     For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in
          accordance with Section 240.13d-1(b)(ii)(G)





     For Bankers Trust Company

     (b)  [X] Bank as defined in section
          3(a)(6) of the Act.














CUSIP No. 960402105                Page 6 of 9 Pages

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1997,






     (b)  Percent of Class:







     (c)  Number of shares as to which the Bank has:



     (i)  sole power to vote or to direct the vote -
















CUSIP No. 960402105                Page 7 of 9 Pages

     (ii) shared power to vote or to direct the vote -






     (iii)sole power to dispose or to direct the disposition of -





     (iv) shared power to dispose or to direct the disposition of -






Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A
          CLASS:

          If this statement is being filed to
          report the fact that as of the date
          hereof the reporting person has
          ceased to be the beneficial owner
          of more than five percent
          of the class of securities, check
          the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

CUSIP No. 960402105                Page 8 of 9 Pages


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
          OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          By signing below I certify that, to
          the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1997

Signature:     Bankers Trust New York
Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary






              EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New
York Corporation to Bankers Trust Company is shown below:


          Bankers Trust New York Corporation
                           |
                          100%
                           |

                 Bankers Trust Company